UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 8)

                             SISKON GOLD CORPORATION
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                                (NAME OF ISSUER)

                 CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)


                                   829715-10-1
                             ----------------------
                                 (CUSIP Number)


        Carl Seaman                      Frederick R. Cummings, Jr., Esq.
   63 Hunting Ridge Road                      Warshaw Burstein Cohen
Greenwich, Connecticut 06831                  Schlesinger & Kuh, LLP
                                                 555 Fifth Avenue
                                             New York, New York 10017
                                                 (212) 984-7700

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            (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)


                               September 12, 1997
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with the statement: |_|


                                Page 1 of 7 Pages

CUSIP NO. 829715-10-1
---------------------

1.        Name of Reporting Person                                  Carl Seaman

          S.S. or I.R.S. Identification No.
          of Above Person

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2.        Check the Appropriate Box if a                            (a) [ ]
          Member of a Group                                         (b) [ ]

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3.        SEC Use Only

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4.        Source of Funds                                          PF

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5.        Check if Disclosure of Legal Proceedings
          is Required Pursuant to Items 2(d) or
          2(e)                                                    [ ]

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6.        Citizenship or Place of Organization              United States

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                                           7. Sole Voting    2,417,771
                                              Power
                                              ----------------------------------

Number of Shares                           8. Shared Voting        -0-
Beneficially Owned                            Power
by Reporting                                  ----------------------------------
Person With
                                           9. Sole           2,417,771
                                              Dispositive
                                              Power
                                              ----------------------------------

                                          10. Shared               -0-
                                              Dispositive
                                              Power

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11.        Aggregate Amount Beneficially
           Owned By Each Reporting Person                    2,417,771

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12.        Check box if the Aggregate Amount
           in Row (11) Excludes Certain Shares                  [X]

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13.        Percent of Class Represented by
           Amount in Row (11)                                   8.13%

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14.        Type of Reporting Person                             IN

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                                Page 2 of 7 Pages

         This Amendment No. 8 amends, as set forth below, the Schedule 13D filed on behalf of Carl Seaman with the Securities and Exchange Commission on October 2, 1991, as previously amended (the "Statement"). This Amendment reflects the sale of 909,618 shares of the Issuer's Class A Common Stock, par value $.001 per share ("Common Shares"). Except as amended hereby, the Statement remains in full force and effect.

Item 1.  Security and Issuer.
         -------------------

         This Statement relates to the Common Shares of Siskon Gold Corporation, a corporation organized under the laws of California (the "Issuer"). The Issuer's principal executive offices are located at 350 Crown Point Circle, Suite 100, Grass Valley, California 95945.

Item 2.  Identity and Background.
         -----------------------

                  (a) Name:  Carl Seaman

                  (b) Address:  63 Hunting Ridge Road, Greenwich, CT 06831

                  (c) Mr. Seaman is a private investor. His office address is 250 Park Avenue, Suite 2030, New York, New York 10017.

                  (d) During the last five years, Mr. Seaman has not been convicted in a criminal proceeding.

                  (e) During the last five years, Mr. Seaman was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which subjected Mr. Seaman to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

                  (f) Mr. Seaman is a United States citizen.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Since this is the first amendment to Mr. Seaman's Schedule 13D filed in the EDGAR electronic format, the following is a summary of Mr. Seaman's acquisitions of securities of the Issuer, as reflected in the Schedule 13D and Amendments 1-7 thereto:

         Mr. Seaman originally acquired the Common Shares more than five years prior to the date of this amended Statement in exchange for shares of two Canadian corporations, Centurion Gold Ltd. and U.S. Precious Metals, Inc., which were consolidated with

                                Page 3 of 7 Pages
and into the Issuer. Such shares, and all Common Shares acquired thereafter, were acquired with personal funds of Carl Seaman and his wife, Linda Seaman.

         More than five years prior to the date of this amended Statement, Mr. and Mrs. Seaman loaned $3,000,000 to the Issuer and received its $3,000,000 6% Convertible Note. On December 23, 1992, Mr. Seaman purchased 750,000 Common Shares of the Issuer in a private placement for $1,500,000. On November 8, 1994, Mr. Seaman purchased 400 Units (each Unit consisting of one Common Share and a Warrant to purchase one-half of a Common Share) in a private placement for $2,000,000. On April 14, 1995, Mr. and Mrs. Seaman advanced $1,000,000 to the Issuer; the principal amount of the Convertible Note was increased by that amount plus interest accrued but unpaid on the Convertible Note.

         The Issuer issued 309,723 Common Shares to Mr. Seaman as of November 9, 1995 pursuant to a limited "price protection" provision affecting securities sold by the Issuer to Mr. Seaman and other investors in the November 8, 1994 private placement.

         Mr. Seaman and Mrs. Seaman jointly advanced to the Issuer $1,000,000 on each of August 11, 1995 and October 1, 1995, or $2,000,000 in the aggregate. In connection with the $1,000,000 loan made on October 1, 1995, the Issuer agreed to increase the interest rate on the entire indebtedness to Mr. Seaman and Mrs. Seaman from 6% to 10% as of October 1, 1995.

         On November 15, 1995, each of Mr. Seaman and Mrs. Seaman converted $905,828.26 principal amount of the Convertible Notes ($1,811,656.52 in the aggregate) into 353,839 Common Shares (707,678 Common Shares in the aggregate) determined at a rate of one Common Share for every $2.56 principal amount converted, all pursuant to that certain Debt Conversion and Modification Agreement dated November 15, 1995 among the Issuer, Mr. Seaman, Mrs. Seaman, Dana Manning and Jordan Seaman (the "Debt Conversion Agreement").

         The Debt Conversion Agreement also extended the maturity date of the Issuer's entire indebtedness to Mr. Seaman and Mrs. Seaman to November 15, 1998, and provided that the first two years of interest payments thereunder would be paid in Common Shares at the rate of one Common Share for each $2.56 of interest, all as more fully set forth in the Amended and Restated Convertible Note of the Issuer in the aggregate principal amount of $4,156,134.48 (the "Amended and Restated Note"). On May 17, 1996, Mr. Seaman advanced $500,000 to the Issuer and received its Project Finance Convertible Note due November 15, 1998. In payment of the interest due on November 15, 1996, 176,820 shares were issued to Mr. and Mrs. Seaman (88,410 to each) for interest on the Amended and Restated Note and 14,325 shares were issued to Mr. Seaman for interest on the Project Finance Convertible Note.

                                Page 4 of 7 Pages

By Waiver of Interest Payment in August, 1997, Mr. and Mrs. Seaman waived the payment of interest due in Common Shares on November 15, 1997. Pursuant to an Agreement dated March 30, 1992 between Mr. Seaman and Mrs. Seaman, as amended on July 30, 1993 and on November 15, 1995 (the "Seaman Agreement"), each of them has the independent right to convert up to one-half of the principal amount of the Amended and Restated Note, and to receive one-half of any Common Shares issued to them as interest thereunder.


Item 4.  Purpose of the Transaction.
         --------------------------

         From September 12, 1997 through September 30, 1997, Mr. Seaman sold 909,618 Common Shares at prices of two cents ($.02) to two and one-half cents ($.025) per share in open market transactions. In its Quarterly Report on Form 10-QSB for the period ended June 30, 1997, the Issuer noted that it had ceased mining operations and that its prospects for obtaining additional capital or joint venture partners in the near future were unlikely. The Issuer stated that it had put its properties on a care and maintenance basis, terminated its contractual arrangements with its officers, and contributed its remaining equipment, plant and supplies to others in exchange for an interest in net profits from certain mining operations. Mr. Seaman intends to make additional sales from time to time to the extent that there is a market for the Common Shares. Mr. Seaman does not have any present plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) As of September 30, 1997, Mr. Seaman may be deemed to be the beneficial owner of 2,417,771 Common Shares, representing approximately 8.13% of the issued and outstanding Common Shares (based on 29,745,058 Common Shares outstanding as of August 5, 1997, plus the 1,079,447 Common Shares issuable upon exercise or conversion of securities held by Mr. Seaman that are exercisable or convertible within 60 days), consisting of:

                             (i) 1,264,658 Common Shares owned directly by Mr. Seaman;

                            (ii) 200,000 Common Shares issuable upon exercise of warrants (the "Warrants") owned directly by Mr. Seaman. Each Warrant entitles the holder to purchase one Common Share for a purchase price of $6.00 per share at any time prior to the date that is two years from the effective date of a registration statement registering the Common Shares issuable upon exercise of the Warrants;

                                Page 5 of 7 Pages

                           (iii) 593,733 Common Shares issuable to Mr. Seaman upon conversion of the one-half of the $4,156,134.48 aggregate principal amount of the Amended and Restated Note that he has the independent right to convert (see below). The Amended and Restated Note is convertible into Common Shares at a conversion price of $3.50 per share and bears interest at the rate of 10% per annum. Pursuant to the Seaman Agreement, as defined in Item 4 above, each of Mr. Seaman and Mrs. Seaman has the independent right to convert up to one-half of the principal amount of the Amended and Restated Note;

                           (iv) 285,714 Common Shares issuable to Mr. Seaman upon conversion of the $500,000 Project Finance Convertible Note, which is convertible into Common Shares at a conversion price of $1.75 per share and bears interest at the rate of 10% per annum;

                            (v) 73,666 Common Shares owned directly by Carl & Associates, a partnership of which Mr. Seaman holds an 80% equity ownership interest and his two adult children hold the remaining 20% equity ownership interests. Mr. Seaman possesses the sole power to vote and to dispose of the Common Shares held by Carl & Associates. Mr. Seaman disclaims beneficial ownership of 14,733 (or 20%) of the Common Shares held by Carl & Associates.

                  Mr. Seaman's beneficial ownership set forth above does not include (i) 946,676 Common Shares owned directly by Mrs. Seaman, and (ii) 593,733 Common Shares which may be acquired by Mrs. Seaman upon conversion of the one-half of the $4,156,134.48 aggregate principal amount of the Amended and Restated Note that Mrs. Seaman has the independent right to convert (as set forth above). Mr. Seaman disclaims beneficial ownership of all Common Shares held by Mrs. Seaman.

                  (b) Mr. Seaman has sole power to vote and to dispose of 2,417,771 Common Shares, including 200,000 Common Shares which he has the right to acquire upon exercise of the Warrants, 593,733 Common Shares that he has the right to acquire upon conversion of the one-half of the $4,156,134.48 aggregate principal amount of the Amended and Restated Note that Mr. Seaman has the independent right to convert (as set forth above) and 285,714 Common Shares that he has the right to acquire upon conversion of the Project Finance Convertible Note.

                  (c) Mr. Seaman has not engaged in any transactions in the Common Shares during the 60 days preceding the date of this Statement, except as set forth in Item 4 above.


                                Page 6 of 7 Pages

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer
         ------------------------------------------------------

         Mr. Seaman and Mrs. Seaman have agreed that each of them will have the independent right to convert up to one-half of the principal amount of the Amended and Restated Note (see Item 4 above).


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

                  Exhibit A -       Partnership Agreement of Carl &
                                    Associates (previously filed).

                  Exhibit B -       Agreement between Carl Seaman and Linda
                                    Seaman dated as of March 30, 1992
                                    (previously filed).

                  Exhibit C -       Amendment dated as of July 30, 1993, to
                                    Agreement between Carl Seaman and Linda
                                    Seaman dated as of March 30, 1992
                                    (previously filed).

                  Exhibit D -       Debt Conversion and Modification Agreement
                                    dated November 15, 1995 among Siskon Gold
                                    Corporation, Carl Seaman, Linda Seaman,
                                    Dana Manning and Jordan Seaman (previously filed).

                  Exhibit E -       Amended and Restated Convertible Note dated
                                    November 15, 1995, $4,156,134.48 Aggregate
                                    Principal Amount, Due November 15, 1998
                                    (previously filed).

                  Exhibit F -       Seaman/SJ Gold Agreement dated November
                                    15, 1995 among SJ Gold Holdings, Inc., Carl
                                    Seaman, Linda Seaman, Dana Manning and
                                    Jordan Seaman (previously filed).

                  Exhibit G -       Amendment No. 2 dated November 15, 1995 to
                                    Agreement between Carl Seaman and Linda
                                    Seaman dated as of March 30, 1992
                                    (previously filed).


                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.

Dated:  October 7, 1997


                                        /s/ CARL SEAMAN
                                        -------------------------------
                                            Carl Seaman



                                Page 7 of 7 Pages